Exhibit 1.3

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

April 18, 2024

Company name: Welcia Holdings Co., Ltd.

Representative name: Takamitsu Ikeno, Chairman and Representative
Director and President

(Code: 3141 TSE Prime Market)

Contact: Juichi Nakamura, Director, Vice President and Executive
Officer responsible for Corporate Matters

(Telephone: +81-3-5207-5878)

Company name: Inageya Co., Ltd.

Representative name: Yoshikazu Motosugi, President and CEO

(Code: 8182 TSE Prime Market)

Contact: Kazushige Hamura, Executive Director

(Telephone: +81-42-537-5111)

Company name: Aeon Co., Ltd.

Representative name: Akio Yoshida, Director, President and
Executive Officer

(Code: 8267 TSE Prime Market)

Contact: Hiroaki Egawa, Executive Officer, Finance and
Business Management

(Telephone: +81-43-212-6042)

Notice Regarding 100% Acquisition of Welpark Co., Ltd. by Welcia Holdings Co., Ltd., Changes in Subsidiary at Inageya Co., Ltd. (share transfer) and receipt of special dividend from such Subsidiary, as well as Recognition of Extraordinary Income

Aeon Co., Ltd. (“AEON” and, together with its subsidiaries, “AEON Group”), Welcia Holdings Co., Ltd. ("Welcia” and, together with its subsidiaries, “Welcia Group”) and Inageya Co., Ltd. ("Inageya” and, together with its subsidiaries, “Inageya Group”) have today entered into a share transfer agreement ("Share Transfer Agreement”) whereby Welcia will acquire 16 million Welpark Co., Ltd. (“Welpark”) shares (84.21%) from Inageya and 3 million Welpark shares (15.79%) from AEON (“Transaction”). As a result, Welpark will become a wholly owned subsidiary of Welcia.

As a result of the above, Inageya is expected to record extraordinary income of approximately JPY 1,623 million during the second quarter of the fiscal year ending March 2025.

Also, as a result of the Transaction, Welpark will cease to be a consolidated subsidiary of Inageya.

1.	Reasons for the acquisition of shares

Welcia’s corporate slogan is “To promote higher quality of life and healthy lifestyles for our customers.” Based on this slogan, Welcia has been evolving its business model (“Welcia Model”) centered on “In-store pharmacy,” “Counselling,” “Late night operations” and “Nursing,” aiming to become a “Lifestyle platform” and “Specialized General Store.” We aim to build stores that support a rich lifestyle, health and beauty of nearby residents by expanding our service offering to be more convenient, to have a selection of goods that reflects the regional nature, and to provide counselling and polite customer service that leverages the specialized knowledge of our employees. We operate stores from Hokkaido to Okinawa.

Inageya operates supermarket and drug store businesses in the Kanto region (Tokyo, Kanagawa, Saitama and Chiba). Inageya aims to contribute to society as a “helpful local business” by promoting “sukoyakeku,” which means “contributing to the realization of healthy, rich and warm daily lives, and a healthier society for customers” and practicing “the way of the merchant” which refers to “a group of people who can experience the joy of their customers as their own joy.”

Welpark, which handles the drugstore business of the Inageya Group, has a corporate slogan of “helping with a healthy and rich everyday.” Welpark has a total of 140 stores (as of March 2024, 21 of these stores include pharmacies and seven stores are exclusively pharmacies) in good locations such as residential areas, train station areas, and next to major roads, in the Kanto region (Tokyo, Kanagawa, Saitama and Chiba). In recent years, Welpark has been promoting its status as a “lifestyle support drugstore” by improving its customer interaction capabilities and its employment of personnel with qualifications, and by strengthening its e-commerce business and stores that combine sales of products together with a pharmacy.

AEON is promoting management based on the basic philosophy of “pursuing peace with customers, respecting people and contributing to local communities.” AEON has made the evolution of health and wellness to respond to the new era an important strategy. The extension of healthy lifespan is a social issue, and customers’ desire for improved health is at an all-time high. In this environment, AEON aims to continue to provide convenience and a richer lifestyle to customers through evolving its health and wellness business to provide holistic products and services.

The drugstore business to date has expanded steadily in market size based on aggressive expansion in number of stores, expanded product selection and increases in the demand for health. On the other hand, consumers have become more cost-conscious as a result of price increases, and personnel and logistics costs have been increasing, among other changes in the business environment. Also, the room for new store openings in the domestic market is shrinking, and the opportunities for restructuring are increasing as we approach a mature stage of growth as an industry.

Through the Transaction, Welcia will be able to further strengthen its dominance of Welcia’s mother markets by Welpark joining the Welcia Group, as Welpark has a strong management base in the Tokyo metropolitan area, where the population continues to grow despite the overall aging population and decreases in birth rate. We believe Welcia will be able to increase its business operations’ efficiency through optimized logistics and marketing. Welpark, we believe, will be able to improve its ability to attract revenues and customers by joining forces with Welcia on its private brand products, procurement and marketing.

Welcia determined that it would be most effective for Welpark to join the Welcia Group in order to advance its crosscutting development of the “Welcia Model” in the Tokyo metropolitan area by building an operation that can make maximum use of both companies’ management resources. This is why we have decided to proceed with the acquisition of shares. Welcia would like to achieve its vision of providing healthy living and a rich lifestyle to local customers by proactively giving back to customers the new value created.

On the other hand, Inageya also determined, taking into account the changes taking place within the drugstore industry, it would be appropriate to leverage the synergies that would be created by utilizing both companies’ management resources after the Transaction resulting in Welpark becoming a wholly owned subsidiary of Welcia in order to provide better products and services to customers, and to maximize the motivation of the employees who work at Welpark and also Welpark’s corporate value. This is why Inageya determined to transfer its Welpark shares to Welcia.

AEON agrees with Welcia’s and Inageya’s thoughts stated above, and that it is possible to increase Welpark’s and Welcia’s corporate value through the Transaction. This is why AEON decided to transfer its Welpark shares to Welcia.

2. Overview of the subsidiary experiencing the change (Welpark)

(1)	Name	Welpark Co., Ltd.
(2)	Address	1-1, Sakaecho 6-chome, Tachikawa-shi, Tokyo
(3)	Name and title of representative	Ichiro Sugano, Representative Director
(4)	Business overview	Operates drugstores and pharmacies in the Tokyo metropolitan area
(5)	Amount of Capital	JPY 950 million (as of December 31, 2023)
(6)	Date of Establishment	September 17, 1990
(7)	Major shareholders and shareholding percentage	Inageya	84.21%
		AEON	15.79%

(8)	Relationship with the listed company	Capital relationship	Nothing with Welcia. However, Welpark is a subsidiary of Inageya, which is a subsidiary of AEON, which is Welcia’s parent company. Also, Welpark is a subsidiary of AEON.
Personal relationship

Nothing with Welcia itself. However, WELCIA YAKKYOKU CO., LTD., a subsidiary of Welcia, has a director named Hiroyuki Namba, and he services as a director of Welpark.

With respect to Inageya, Kazuhiko Shimamoto, a director of Inageya, also serves as a director of Welpark. Further, Kenichiro Takayanagi, an auditor of Inageya, also serves as an auditor of Welpark.

Business relationships

None with Welcia.

Inageya has business relationships with Welpark by leasing a portion of its stores and purchasing some products. Also, Inageya and Welpark have entered into an “Agreement on Cash Management”.

(9)	Consolidated financial results for the most recent three (3) years

Accounting Period	March 2021	March 2022	March 2023
Net assets	JPY 6,855 million	JPY 7,357 million	JPY 7,603 million
Total assets	JPY 14,668 million	JPY 15,545 million	JPY 15,752 million
Net assets per share	JPY 360.8	JPY 387.3	JPY 400.2
Sales	JPY 43,358 million	JPY 42,638 million	JPY 43,676 million
Operating profit	JPY 1,047 million	JPY 1,000 million	JPY 0,770 million
Ordinary profit	JPY 1,088 million	JPY 1,059 million	JPY 0,801 million
Net profit from the relevant period	JPY 0,597 million	JPY 0,567 million	JPY 0,302 million
Net profit per share from the relevant period	JPY 31.4	JPY 29.9	JPY 15.9
Dividend per share	JPY 3.15	JPY 2.99	JPY 1.60

3. Overview of parties

(1) Welcia

(1)	Name	Welcia Holdings Co., Ltd.
(2)	Address	Sotokanda 2-2-15, Chiyoda-ku, Tokyo
(3)	Name and title of representative	Takamitsu Ikeno, Chairman and Representative Director and President and CEO
(4)	Business overview	Management and operation of subsidiaries and group companies which operate a chain of drugstores with in-store pharmacies
(5)	Amount of Capital	JPY 7,748 million (as of February 29, 2024)
(6)	Date of Establishment	September 1, 2008
(7)	Net assets	JPY 244,367 million (as of February 29, 2024)
(8)	Total assets	JPY 551,860 million (as of February 29, 2024)

(9)	Major shareholders and shareholding percentage (as of August 31, 2023)	AEON	50.54%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	7.81%
		Custody Bank of Japan, Ltd. (Trust Account)	3.40%
		Welcia Holdings Employee Stockownership Plan	1.88%
		TSURUHA HOLDINGS, INC.	1.60%
		Custody Bank of Japan, Ltd. (Trust Account E)	1.39%
		STATE STREET BANK WEST CLIENT-TREATY 505234	1.36%
		SMBC Nikko Securities Inc.	1.14%
		Ishida K.K.	0.77%
		Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	0.71%

(10)	Relationship with the relevant companies	Capital relationship	None with Inageya. AEON holds 105,950,600 ordinary shares of Welcia (approximately 50.54%* of the total)
		Personal relationship	None with Inageya. Motoya Okada, Director, Chairman and Representative Executive Officer of AEON, serves as a Director of Welcia.
		Business relationship	None with Inageya. The AEON Group and the Welcia Group have a relationship that includes payment of royalties, consumption bailment, financial services and purchases of products.
		Applicability of affiliated parties	Welcia is considered an affiliated party because Inageya is a subsidiary of AEON. AEON is the parent company of Welcia.

*:	% of the total means percentage based on Welcia’s total outstanding shares as of August 31, 2023, reported on October 10, 2023, in Welcia’s 16th fiscal period second quarter report (209,656,076 shares) minus the treasury shares held by Welcia (excluding 3,425,219 shares held in trust for executives and employees as of August 31, 2023) (13,634 shares), rounded to the second decimal place.

(2) Inageya

(1)	Name	Inageya Co., Ltd.
(2)	Address	1-1, Sakaecho 6-chome, Tachikawa-shi, Tokyo
(3)	Name and title of representative	Yoshikazu Motosugi, President and CEO
(4)	Business overview	Retail support business, such as retail business, food wholesale, facility management, store support business and agricultural management by supermarkets and drug stores
(5)	Amount of Capital	JPY 8,981 million (as of December 31, 2023)
(6)	Date of Establishment	May 20, 1948
(7)	Net assets	JPY 56,849 million (as of December 31, 2023)
(8)	Total assets	JPY 103,978 million (as of December 31, 2023)

(9)	Major shareholders and shareholding percentage (as of September 30, 2023)	AEON	17.01%
		Inageya business association	9.15%
		Resona Bank, Limited	4.17%
		Custody Bank of Japan, Ltd. (Trust Account)	4.03%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.73%
		MITSUBISHI SHOKUHIN CO., LTD.	2.29%
		Tokyo Tama Seika Co., Ltd.	2.07%
		Nippon Life Insurance Co.	1.92%
		Kokubu Holdings Corp.	1.78%
		MUFG Bank, Ltd.	1.64%

(10)	Relationship with the relevant companies	Capital relationship

None with Welcia.

AEON holds 23,586,400 shares of Inageya at present (approximately 50.79%* of the total). Also, AEON holds another 96,000 shares (approximately 0.21%* of the total) of Inageya via its ownership of Kasumi Co., Ltd. (“Kasumi”), which is a wholly owned subsidiary of United Super Markets Holdings Inc. (“U.S.M.H”), which is a consolidated subsidiary of AEON. In total, thus, AEON holds 23,682,400 shares (approximately 51.00%* of the total).

Personal relationship

None with Welcia.

Mr. Hiroyuki Watanabe, an executive vice president in charge of human resources and administration, and supervisor of risk management of AEON, concurrently serves as Inageya’s director.

		Business relationship	None with Welcia. AEON Group has business relations with Inageya Group that include purchasing products.
		Applicability of affiliated parties	Considered an affiliated party of Welcia because Inageya is a subsidiary of AEON. AEON is Inageya’s parent company.

*:	% of the total means percentage based on Inageya’s total outstanding shares as of September 30, 2023, which was reported on November 14, 2023, in Inageya’s 76th fiscal period second quarter report (52,381,447 shares) minus the treasury shares held by Inageya as of the same date (excluding 85,256 shares held in trust for executives and employees as of September 30, 2023) (5,946,838 shares), rounded to the second decimal place.

(3) AEON

(1)	Name	Aeon Co., Ltd.
(2)	Address	5-1 Nakase 1-chome, Mihama-ku, Chiba-shi, Chiba
(3)	Name and title of representative	Akio Yoshida, President and Executive Officer
(4)	Business overview	Management of the company’s business activities by holding stocks or shares of companies engaged in retail businesses, shopping mall development businesses, financial services businesses, services businesses and related businesses.
(5)	Amount of Capital	JPY 220,007 million (as of February 29, 2024)
(6)	Date of Establishment	September 21, 1926
(7)	Net assets	JPY 2,087,201 million (as of February 29, 2024)
(8)	Total assets	JPY 12,940,869 million (as of February 29, 2024)

(9)	Major shareholders and shareholding percentages (as of August 31, 2023	The Master Trust Bank of Japan, Ltd. (Trust Account)	13.67%
		Custody Bank of Japan, Ltd. (Trust Account)	4.42%
		Mizuho Bank, Ltd.	3.88%
		The Cultural Foundation of Okada	2.56%
		AEON Environmental Foundation	2.54%
		The Norinchukin Bank	2.12%
		STATE STREET BANK WEST CLIENT-TREATY 505234	1.43%
		AEON Mutual Benefit Society (Nomura Securities account)	1.41%
		Employees’ Stockholding Association	1.41%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.17%

(10)	Relationship with the relevant companies	Capital relationship

AEON holds 23,586,400 shares of Inageya’s common stock (ownership percentage (Note 1) of 50.79%). Also, AEON’s consolidated subsidiary U.S.M.H holds via its 100% subsidiary Kasumi another 96,000 shares (ownership percentage (Note 1) of 0.21%) indirectly.

AEON owns 105,950,600 of Welcia’s ordinary shares (ownership percentage (Note 2) of 50.54%).

Personal relationship

Mr. Hiroyuki Watanabe, an executive vice president in charge of human resources and administration, and supervisor of risk management of AEON, concurrently serves as Inageya’s director.

Motoya Okada, Director, Chairman and Representative Executive Officer of AEON, serves as a Director of Welcia.

Business relationship

AEON Group and Inageya Group have a relationship that includes purchasing products.

The AEON Group and the Welcia Group have a relationship that includes payment of royalties, consumption bailment, financial services and purchases of products.

		Applicability of affiliated parties	AEON is Inageya’s parent company. AEON is Welcia’s parent company.

(Note 1) The term “ownership percentage” refers to the percentage based on Inageya’s total outstanding shares as of September 30, 2023, which was reported on November 14, 2023, in Inageya’s 76th fiscal period second quarter report (52,381,447 shares) minus the treasury shares held by Inageya as of the same date (excluding 85,256 shares held in trust for executives and employees as of September 30, 2023) (5,946,838 shares), rounded to the second decimal place.

(Note 2) The term “ownership percentage” refers to the percentage based on Welcia’s total outstanding shares as of August 31, 2023, reported on October 10, 2023, in Welcia’s 16th fiscal period second quarter report (209,656,076 shares) minus the treasury shares held by Welcia (excluding 3,425,219 shares held in trust for executives and employees as of August 31, 2023) (13,634 shares), rounded to the second decimal place.

4. Status of share ownership before and after the acquisition of shares (transfer), acquisition (transfer) price and number of shares acquired (transferred)

(1) Welcia

(1)	Share ownership before change	Zero shares (Number of voting rights: Zero) (Voting rights ownership percentage: 0.00%)
(2)	Number of shares acquired	19,000,000 shares (Number of voting rights: 19,000 units)
(3)	Acquisition price	Common stock of Welpark: JPY 8,300 million Advisory fees (estimated amount): JPY 105 million Total (estimated amount): JPY 8,405 million
(4)	Share ownership after transfer	19,000,000 shares (Number of voting rights: 19,000 units) (Voting rights ownership percentage: 100.00%)

(2) Inageya

(1)	Share ownership before transfer	16,000,000 shares (Voting rights percentage: 84.21%)
(2)	Number of shares transferred	16,000,000 shares (Voting rights percentage: 84.21%)
(3)	Transfer price	JPY 6,989 million
(4)	Share ownership after transfer	Zero shares (Voting rights ownership percentage: 0.00%)

(3) AEON

(1)	Share ownership before transfer	3,000,000 shares (Voting rights ownership percentage: 15.79%)
(2)	Number of shares transferred	3,000,000 shares (Voting rights ownership percentage: 15.79%)
(3)	Transfer price	JPY 1,311 million
(4)	Share ownership after transfer	Zero shares (Voting rights ownership percentage: 0.00%)

5．Schedule

(1)	Date of board decision and decision of representative officer	April 18, 2024
(2)	Contract execution date	April 18, 2024
(3)	Effective date of share transfer	September 2, 2024 (planned)

6．Receipt of dividends at Inageya

(1)	Dividend amount	JPY 1,263 million
(2)	Date of decision	April 18, 2024
(3)	Effective date	August 30, 2024 (planned)
(4)	Impact on business results	Inageya will recognize the above dividend amount of JPY 1,263 million as non-operating income. Also, this will not influence our consolidated operating results as it is a dividend from a consolidated subsidiary.

7．Recognition of extraordinary income at Inageya

The amount of approximately JPY 1,623 million is planned to be recognized as extraordinary income from sale of related-company shares in Inageya’s second quarter of the March 2025 fiscal year upon the effectiveness of the share transfer following satisfaction of the conditions precedent set out in the Share Transfer Agreement.

8．Future outlook

The Transaction’s impact on Welcia’s financial condition and results of operations is presently expected to be de minimis. However, we will promptly make a public notice when an event that should be made public shall have occurred. Also, we understand that the impact on AEON’s results of operations and financial condition will also be de minimis. However, we will promptly make a public notice when an event that should be made public shall have occurred. Also, Welpark will cease to be a consolidated subsidiary of Inageya as of the date of the share transfer’s effective date. We are currently evaluating the impact on the forecast operating results for the March 2025 fiscal year of Inageya, and we will disclose the same promptly after we have confirmed the same.

9. Matters related to Transactions with controlling shareholders of Welcia

(1)	Appropriateness of the Transaction with controlling shareholder and compliance with the policy on measures to protect minority shareholders

AEON is the parent company of Welcia and is a controlling shareholder. Inageya is a subsidiary of AEON and is a related party to Welcia. As a result, the Transaction falls under the category of transaction with a controlling shareholder for Welcia.

In the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder” stated in the corporate governance report disclosed on January 25, 2024, Welcia stated that “Transactions with controlling shareholders are subject to the approval of the board of directors as necessary in accordance with relevant laws and regulations such as the Companies Act and internal rules such as the regulations of the board of directors. In approving such transaction, the board of directors confirms the appropriateness and economic reasonableness of the transaction, including whether it contains ordinary terms and conditions, and takes appropriate measures to avoid disadvantages to minority shareholders.”

In this regard, in the Transaction, Welcia has taken measures to ensure fairness and avoid conflicts of interest as described in 9. (2) “Measures to ensure fairness and avoid conflicts of interest” below. As a result of those measures, we believe that the Transaction complies with Welcia’s “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder” referenced above.

(2)	Measures to ensure fairness and avoid conflicts of interest

As described in 9. (1) “Appropriateness of Transaction with controlling shareholder and compliance with the policy on measures to protect minority shareholders” above, since the Transaction falls under the category of transaction with a controlling shareholder for Welcia, Welcia has determined that it is necessary to ensure fairness and avoid conflicts of interest, and has taken the following measures.

①	Acquisition of a valuation report from an independent third-party valuation institution

Welcia appointed Kroll, K.K. (“Kroll”) as a third-party valuation institution independent of Welcia, AEON, U.S.M.H, Inageya, and Welpark (AEON, U.S.M.H, Inageya and Welpark are hereinafter collectively referred to as the “AEON Group (Four Companies)”) to ensure fairness and appropriateness in the examination of the pricing of the Transaction (“Transaction Price”), and obtained a valuation report on Welpark’s share value on April 17, 2024, using the discounted cash flow method (“DCF Method”) and the comparable multiple valuation method to similar companies as the valuation methods in the said valuation report.

②	Advice from independent law firm

Welcia appointed Kitahama Partners, a legal professional corporation (“Kitahama Partners”), as a legal advisor independent of Welcia and the AEON Group (Four Companies) to ensure fairness and appropriateness of decision-making process of Welcia’s board of directors concerning the Transaction, and received legal advice (including a report on the results of legal due diligence conducted on Welpark) regarding the methods and processes of decision-making of Welcia’s board of directors concerning the Transaction.

③	Acquisition of a report from a special committee with no conflict of interest in Welcia

In an effort of being careful with the decision making in connection with the Transaction and for the purpose of confirming that eliminating the possibility of arbitrariness and conflicts of interest arising from the decision-making process of the board of directors of Welcia, ensuring the fairness of such process, and causing the board of directors of Welcia to approve the Transaction would not be disadvantageous to minority shareholders of Welcia, Welcia established a special committee consisting of three (3) members: Mr. Masanori Nozawa, who has no conflict of interest with the AEON Group (Four Companies), an outside director of Welcia, and for whom Welcia has filed with the Tokyo Stock Exchange as an independent officer; Mr. Takashi Fujii, who is an outside auditor of Welcia and for whom Welcia has filed with the Tokyo Stock Exchange as an independent officer; and Mr. Masashi Yamada, who is an outside expert (PLUTUS CONSULTING Co., Ltd) (“Welcia Special Committee”). In light of (i) the legitimacy and reasonableness of the purpose of the Transaction, (ii) the fairness and appropriateness of the terms and conditions of the Transaction (including the consideration for the Transaction), (iii) the fairness of the procedures relating to the Transaction; and (iv) based on the above (i) through (iii), whether the Transaction would be considered disadvantageous to the minority shareholders of Welcia (collectively, (i) through (iv) above, “Welcia Matters for Consultation”).

In addition to holding a total of 12 meetings between January 17, 2024, and April 17, 2024, the Welcia Special Committee also expressed its opinions and collected information via email and other means outside the meetings, held ad hoc discussions, and carefully considered the Welcia Matters for Consultation.

Specifically, at the first meeting of the Welcia Special Committee, it first confirmed the independence and expertise of Kroll, a third-party valuation institution appointed by Welcia, Kitahama Partners, a legal advisor, and Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”), a financial advisor, and also confirmed the review structure of Welcia from a perspective of independence. Thereafter, the Welcia Special Committee collected information on the Transaction by (a) receiving explanations from and conducting a question-and-answer session with Welcia about the purpose of the Transaction, the background to the discussion, the business environment, and the pros and cons arising from the consummation of the Transaction; (b) requesting Deloitte Tohmatsu Financial Advisory to conduct financial and tax due diligence and Kitahama Partners to conduct legal due diligence on Welpark, receiving explanations from the advisors about the results of the financial, tax and legal due diligence and conducting a question-and-answer session with respect to the details of each due diligence; (c) receiving explanations from Kroll about the methods and the results of the calculation of the value of the shares, and conducting a question-and-answer session with respect to such matters; (d) receiving advice from Kitahama Partners regarding the decision-making methods of the board of directors of Inageya relating to the Transaction, the operation of the Welcia Special Committee, and other measures to ensure the fairness of the procedures relating to the Transaction and measures to avoid conflicts of interest; and (e) reviewing documents related to the Transaction. Based on the information, the Welcia Special Committee carefully discussed and considered the Welcia Matters for Consultation and made a deliberation. Finally, the Welcia Special Committee was substantially involved in the negotiations with AEON and Inageya, such as by receiving updates periodically from Deloitte Tohmatsu Financial Advisory on the background and details of the discussions and negotiations among Welcia, AEON and Inageya relating to the Transaction, discussing negotiation policy and other matters in multiple occasions until Welcia finally proposed the Transaction Price, and expressing its opinions to Welcia.

Following these discussions, the Welcia Special Committee submitted a report to the board of directors of Welcia on April 17, 2024, stating that it is not disadvantageous to the minority shareholders of Welcia to enter into the Transaction. For a summary of the opinions of the Welcia Special Committee, please refer to “9. (3) Summary of opinions from those who have no conflicts of interest with the controlling shareholder regarding the fact that the Transaction is not disadvantageous to minority shareholders.” below.

④	Approval of all directors of Welcia excluding those who have a conflict of interest, and supportive opinions of all auditors excluding those who have a conflict of interest

All nine (9) of the ten (10) directors of Welcia, excluding Mr. Motoya Okada, attended the meeting of the board of directors of Welcia held today and resolved to approve the Share Transfer Agreement and the execution of the Transaction with the support of all the directors present. In addition, all auditors of Welcia participated in the above meeting, and they expressed no objection to the above resolution.

Mr. Tadahisa Matsumoto, who served as an executive officer of AEON and a director of Welcia until April 17, 2024, did not participate in the deliberations regarding the Transaction at the board of directors of Welcia, and was not involved in the discussions and negotiations with AEON or Inageya regarding the Transaction. Furthermore, Mr. Motoya Okada, who also serves as an officer of AEON, did not participate in the deliberations and resolutions regarding the Transaction at the board of directors of Welcia, and was not involved in the discussions and negotiations with AEON and Inageya regarding the Transaction, in order to avoid any conflict of interest.

(3)	Summary of opinions from those who have no conflicts of interest with the controlling shareholder regarding the fact that the Transaction is not disadvantageous to minority shareholders

On April 17, 2024, Welcia received a report from the Welcia Special Committee stating that the decision of the Transaction would not be disadvantageous to the minority shareholders. The summary of the report received from the Welcia Special Committee is as follows.

(i)	Legitimacy and Reasonableness of Purpose of the Transaction

As described in 1. “Reason for the acquisition of shares” above, the drugstore business, to which the Welcia Group belongs, has expanded steadily in market size based on aggressive expansion in number of stores, expanded product selection and increases in the demand for health. On the other hand, consumers have become more cost-conscious as a result of price increases, and personnel and logistics costs have been increasing, among other changes in the business environment. Also, the room for new store openings in the domestic market is shrinking, and the opportunities for restructuring are increasing as we approach a mature stage of growth as an industry.

In such a business environment, even in an aging society with a declining birthrate, by expanding a total of 140 stores (as of March 2024) in good locations such as residential areas, train station areas, and next to major roads, in the Kanto region (Tokyo, Kanagawa, Saitama and Chiba), where population growth continues, and by welcoming Welpark with a solid management base in the area into the Welcia Group, we can promote the dominance of Welcia’s mother market and enhance the operational efficiency of our business through optimization of logistics and sales promotion. In addition, in Welpark, in addition to having both a pharmacy and a drugstore with the support of Welcia, it is also considered possible to attract more customers and increase profitability by introducing Welcia private brand products and jointly conducting procurement and sales promotion. On the other hand, the disadvantages of the Transaction could arise from overlapping store locations (internal competition) and becoming a part of the Welcia Group, which could demotivate employees of Welpark. However, in view of the high customer needs in the Tokyo metropolitan area, where population inflows continue, and the market environment in which multiple stores, including those of other companies, are already opening stores and competing with each other, the negative impact of internal competition is not expected to be significant. In light of the intention and purpose of the Transaction, there is no specific risk of demotivating Welpark employees, and the disadvantages arising from this Transaction are considered to be limited.

Therefore, the Transaction is expected to benefit Welpark and enhance the corporate value of Welcia, while its disadvantages are expected to be limited. Therefore, the purpose of the Transaction is found legitimate and reasonable.

(ii)	Fairness and adequacy of the terms and conditions of the Transaction (including the consideration of the Transaction)

① With regard to the calculation results of the share valuation report of Kroll, an independent third party valuation institution, based on a question-and-answer session on the calculation itself and its methods, the results do not indicate any unreasonableness in light of general valuation practices, and the Transaction Price is within the range of the share value of Welpark under the DCF Method; and ② the agreement governing the Transaction does not contain any provision that is unreasonably damaging to the interest of the minority shareholders, and no particular circumstances exist that could impair the fairness and adequacy of the terms and conditions of the Transaction. Therefore, the fairness and adequacy of the terms and conditions of the Transaction (including the consideration for the Transaction) are confirmed.

(iii)	Fairness of Transaction Procedures

In connection with the Transaction, ① Welcia has obtained a share valuation report from Kroll, an independent third party valuation institution; ② Welcia has received legal advice from Kitahama Partners, an independent legal advisor; ③ Welcia has established the Welcia Special Committee, which is independent from AEON Group (Four Companies); and ④ Mr. Tadahisa Matsumoto, who served as an executive officer of AEON and a director of Welcia until April 17, 2024, did not participate in the deliberations regarding the Transaction at the board of directors of Welcia, and was not involved in the discussions and negotiations with AEON or Inageya regarding the Transaction, and Mr. Motoya Okada, who also serves as an officer of AEON, did not participate in the deliberations and resolutions regarding the Transaction at the board of directors of Welcia, and was not involved in the discussions and negotiations with AEON and Inageya regarding the Transaction, in order to avoid any conflict of interest. Based on the foregoing, appropriate measures have been taken in connection with the Transaction and the procedures for the Transaction are considered fair.

(iv)	In light of (i) through (iii) above, whether the Transaction is disadvantageous to minority shareholders of Welcia

In light of (i) to (iii) above, the Transaction is considered not disadvantageous to minority shareholders of Welcia.

10．Matters Related to Transactions with Controlling Shareholder

(1) Appropriateness of Transactions with Controlling Shareholder and Compliance with the Policy on Measures to Protect Minority Shareholders

The Transaction constitutes a transaction with a controlling shareholder, etc. because it is a transaction between companies that have a common parent company.

In the corporate governance report disclosed by Inageya today, “Our Group belongs to a group, which is comprised of AEON Co., Ltd., the parent company, and its consolidated subsidiaries and equity-method affiliates. Each of Our Group companies conducts transactions with the parent company with respect to product purchases and other matters. Transactions with the parent company are conducted fairly as arm’s-length transactions, and we strive to ensure that transactions with the parent company do not impair the interest of our minority shareholders. Going forward, we will continue to establish a system that effectively protects our minority shareholders without being influenced by the parent company or engaging in transactions, investments and business development that are advantageous to the parent company.” is provided under “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder.” In this regard, Inageya has taken those measures to ensure fairness and avoid conflicts of interest in considering the Share Exchange as described in 10. (2) “Measures to ensure fairness” and “Measures to Avoid Conflicts of Interest” below. We believe that such measures complies with the content of the corporate governance report.

(2) Matters concerning measures to ensure fairness and measures to avoid conflicts of interest

To ensure fairness and measures to avoid conflicts of interest, Inageya has taken the following measures:

① Valuation report from independent third-party institutions in Inageya

In order to ensure fairness in the calculation of the share transfer price, Inageya requested Nomura Securities Co., Ltd. (“Nomura Securities”), a financial advisor and third-party institution that is independent of Inageya and Welcia, to calculate Welpark’s share value and obtained a valuation report on Welpark’s share value.

② Establishment of independent special committee and acquisition of report in Inageya

For the purposes of eliminating the possibility of arbitrariness arising from the decision-making process and ensuring fairness, transparency and objectiveness in decision-making processes, Inageya established a special committee (“Inageya Special Committee”), consisting of Mr. Shuichi Otani and Ms. Yaeko Ishida (Kitadai), who are independent outside directors of Inageya, and Mr. Koji Makino, who is an outside corporate auditor of Inageya, and consulted the board of directors of Inageya whether the Transaction would be considered disadvantageous to the minority shareholders (“Inageya Matters for Consultation”). In deciding the matters, the board of directors of Inageya resolved that the Inageya Special Committee’s judgment should be respected to the extent possible, and that it would not approve the Transaction if the Inageya Special Committee finds it inappropriate.

The Inageya Special Committee carefully considered the Inageya Matters for Consultation based on the documents and information provided by Inageya and its advisors and submitted a report as of April 18, 2024 (“Inageya Report”), concluding as follows.

(i)	Reasonableness of the purpose of the Transaction (including whether it will contribute to increase corporate value)

Welpark’s addition to the Welcia Group is expected to create synergies such as economies of scale by leveraging the mutual strengths of Welcia and Welpark. In addition, from the perspective of the entire AEON Group, this will lead to the consolidation of the drugstore business, thereby allowing Inageya to concentrate its management resources on the supermarket business, which is its core business. On the other hand, there are no foreseeable significant disadvantages to the Transaction.

Therefore, the Transaction is considered legitimate as it will contribute to increase corporate value.

(ii)	Appropriateness of the terms and conditions of the Transaction

The acquisition price is within the price range determined by Nomura Securities, an independent third-party valuation institution, based on the reasonably developed business plan of Welpark. The level of the price is also found to be comparable to those in similar transactions involving other companies. In addition, the Transaction including its structure was also negotiated so that the Transaction would be fair and transparent, and in order to substantially increase the acquisition price, a proposal for an advance dividend was made and the consent of Welcia was obtained. In addition, other terms of the Transaction which Inageya believes to be important have been agreed.

Therefore, the appropriateness of the terms of the Transaction as a whole, including the acquisition price, is considered to be ensured from the perspective of the minority shareholders of Inageya.

(iii)	Fairness of the Transaction Procedures

For the Transaction, the establishment of the Inageya Special Committee with sufficient measures taken to enhance its effectiveness, the exclusion of involvement of AEON in Inageya’s decision-making process, the acquisition of expert advice from external advisors, and other measures necessary to ensure fairness of the Transaction have been taken. In addition, it is confirmed that such measures have been implemented practically and effectively.

Therefore, it is found that sufficient consideration has been given to the interests of the minority shareholders through fair procedures in the Transaction.

(iv)	Whether the Transaction is not disadvantageous to the minority shareholders of Inageya

As discussed in detail in (ii) and (iii) above, from the perspective of the minority shareholders of Inageya, the appropriateness of the acquisition price and other terms and conditions of the Transaction is ensured, and sufficient consideration is given to the interests of the minority shareholders of Inageya through fair procedures.

Therefore, the Transaction is considered not disadvantageous to the minority shareholders of Inageya.

③ Advice from independent law firm

In order to ensure transparency and reasonableness in decision-making methods and processes of the board of directors, Inageya appointed Nagashima Ohno & Tsunematsu, a legal advisor that is independent of Inageya and Welcia, and received legal advice regarding the procedures for the Transaction, the decision-making methods and processes of the board of directors, and other matters.

④ Unanimous approval of all directors of Inageya excluding directors who have a conflict of interest

Mr. Hiroyuki Watanabe, a director of Inageya, is also an executive vice president of AEON and a director of AEON Financial Service Co., Ltd. and AEON DELIGHT CO., LTD., which are included in the AEON Group. To ensure fairness and objectiveness of the decision-making process in connection with the Transaction by Inageya’s board of directors and to avoid a potential conflict of interest, Mr. Watanabe did not participate in the discussions or resolutions regarding the Transaction, nor did he participate in the discussions or negotiations with the AEON Group in his capacity of Inageya. At the meeting of the board of directors of Inageya held on April 18, 2024, attended by all directors except for Mr. Hiroyuki Watanabe, who have a potential conflict of interest with the AEON Group, the board unanimously approved the execution of the Share Transfer Agreement.

(3) Summary of opinions obtained from those who have no conflicts of interest with the controlling shareholder regarding the fact that the Transaction is not disadvantageous to minority shareholders

On April 18, 2024, Inageya received from the Inageya Special Committee the Inageya Report concluding that the Transaction would not be disadvantageous to the minority shareholders. For the summary of the Inageya Report, please see ② “Establishment of independent special committee and acquisition of report in Inageya” in (2) “Matters concerning measures to ensure fairness and measures to avoid conflicts of interest” above.

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